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
--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                WASHINGTON, D.C. 20549
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of  1940
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
CREDIT SUISSE FIRST BOSTON, ON BEHALF OF     WILSON GREATBATCH TECHNOLOGIES, INC. (GB)           Director          X   10% Owner
THE INVESTMENT BANKING BUSINESS OF                                                          ----                 ----
THE CREDIT SUISSE
FIRST BOSTON BUSINESS UNIT
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
11 MADISON AVENUE                               Person (Voluntary)                            -----------------  ------------------
                                                                           FEBRUARY 2002
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
NEW YORK,            NY                   10010                            (Month/Year)       ___Form filed by More than One
                                                                                                 Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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COMMON STOCK, PAR VALUE $.001 PER                                                                                        (1)(13)(16)
 SHARE ("COMMON STOCK")              2/1/02     J(22)          601,703     D                  1,489,657             I       (18)(19)
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                                                                                                                         (2)(13)(16)
COMMON STOCK                         2/1/02     J(22)           23,963     D                     59,324             I       (18)(19)
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                                                                                                                         (3)(13)(16)
COMMON STOCK                         2/1/02     J(22)           29,588     D                     73,253             I       (18)(19)
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                                                                                                                         (4)(14)(16)
COMMON STOCK                         2/1/02     J(22)           35,178     D                     87,093             I       (18)(19)
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                                                                                                                         (5)(14)(16)
COMMON STOCK                         2/1/02     J(22)           13,064     D                     32,342             I       (18)(19)
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                                                                                                                         (6)(16)(18)
COMMON STOCK                                                                                    478,140             I           (19)
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                                                                                                                         (7)(13)(16)
COMMON STOCK                         2/1/02     J(22)            9,729     D                     24,086             I       (18)(19)
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                                                                                                                         (8)(13)(16)
COMMON STOCK                         2/1/02     J(22)            1,897     D                      4,698             I       (18)(19)
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                                                                                                                             (9)(15)
COMMON STOCK                         2/1/02     J(22)            2,702     D                      6,689             I       (18)(19)
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                                                                                                                        (10)(17)(18)
COMMON STOCK                                                                                     71,253             I           (19)
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                                                                                                                        (11)(16)(18)
COMMON STOCK                         2/1/02     J(22)           36,298     D                     89,865             I       (19)(21)
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                                                                                                                        (12)(15)(18)
COMMON STOCK                                                                                  1,053,557             I           (19)
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                                                                                                                        (16)(18)(19)
COMMON STOCK                                                                                     23,150             I           (20)
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

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
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COMMON STOCK                         2/1/02     J(23)            6,631     A                     13,262             I       (19)(24)
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COMMON STOCK                         2/1/02     J(25)            4,187     A                      8,374             I       (19)(26)
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COMMON STOCK                         2/1/02     J(27)              793     A                      1,586             I       (19)(28)
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COMMON STOCK                         2/1/02     J(29)              990     A                      1,980             I       (19)(30)
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COMMON STOCK                         2/1/02     J(31)              470     A                        940             I       (19)(32)
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COMMON STOCK                         2/1/02     J(33)            1,115     A                      2,230             I       (19)(34)
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COMMON STOCK                         2/1/02     J(35)                3     A                          6             I       (19)(36)
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COMMON STOCK                         2/1/02     J(37)            2,877     A                      5,754             I       (19)(38)
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COMMON STOCK                         2/1/02     J(39)            2,877     A                      5,754             I       (19)(40)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by one reporting person, SEE Instruction 4(b)(v). (Over)

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

FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:  SEE ATTACHMENT A FOR FOOTNOTES.

**Intentional misstatements or omissions of facts constitute                         Credit Suisse First Boston, on behalf of the
  Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).             Investment Banking Business of the
                                                                                     Credit Suisse First Boston business unit
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.
                                                                                     /S/  IVY DODES                        3/11/02
Potential persons who are to respond to the collection of information contained      -------------------------------       -------
in this form are not required to respond unless the form displays a currently        By: Ivy Dodes                         Date
valid OMB Number.                                                                        Director
                                                                                                                            Page 2
                                                                                                                   SEC 1474 (3-99)

                                  ATTACHMENT A
                            EXPLANATION TO RESPONSES


(1) These securities are held directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), which is a partnership.

(2) These securities are held directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A"), which is a partnership.

(3) These securities are held directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II"), which is a partnership.

(4) These securities are held directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership.

(5) These securities are held directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership.

(6) These securities are held directly by DLJMB Funding II, Inc. ("Funding II"), which is a Delaware corporation.

(7) These securities are held directly by DLJ Millennium Partners, L.P. ("Millennium"), which is a partnership.

(8) These securities are held directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), which is a partnership.

(9) These securities are held directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership.

(10) These securities are held directly by UK Investment Plan 1997 Partners ("UK Partners"), which is a partnership.

(11) These securities are held directly by DLJ Investment Partners, L.P. ("DLJIP"), which is a partnership.

(12) These securities are held directly by DLJ First ESC, L.P. ("ESC"), which is a partnership.

(13) DLJ Merchant Banking II, Inc. ("MB II INC") is the General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and Advisory General Partner of Offshore Partners II. In addition, DLJ Merchant Banking II, LLC ("MB II LLC") is Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II INC is also the Managing Member of MB II LLC.

(14) DLJ Diversified Partners, Inc. ("Diversified Partners") is the General Partner of each of Diversified and Diversified-A. DLJ Diversified Associates, L.P. ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

(15) DLJ LBO Plans Management Corporation is the Managing General Partner of EAB and ESC.

(16) Credit Suisse First Boston Private Equity, Inc. ("CSFBPE") is the sole stockholder of each of MB II INC, Diversified Partners, Funding II, DLJ Investment Partners, Inc. and DLJ Investment Funding, Inc.

(17) These securities are held indirectly by UK Investment Plan 1997 Partners, Inc. as General Partner of UK Partners.

(18) Credit Suisse First Boston (USA) Inc., a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the sole stockholder of each of CSFBPE, DLJ LBO Plans Management Corporation and UK Investment Plan 1997 Partners, Inc.

(19) In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

     The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(20) These securities are held directly by DLJ Investment Funding, Inc., which is a Delaware corporation.

(21) DLJ Investment Partners, Inc. is the general partner of DLJIP.

(22) Distribution of shares of Common Stock to partners of the limited partnership on a pro rata basis.

(23) Pro rata distribution of 5,957 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 238 shares of Common Stock from Partners II-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 97 shares of Common Stock from Millennium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 19 shares of Common Stock from Millennium-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 27 shares of Common Stock from EAB, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 293 shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(24) These securities are held directly by MB II LLC.

(25) Pro rata distribution of 1,894 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 2 shares of Common Stock from Partners II-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 784 shares of Common Stock from Millennium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 870 shares of Common Stock from Millennium-A, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 637 shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(26) These securities are held directly by MB II INC.

(27) Pro rata distribution of 325 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 468 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(28) These securities are held directly by DLJ Strategic Partners, L.P., which is a partnership, and itself a partner of Diversified and Diversified-A.

(29) Pro rata distribution of 468 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 522 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(30) These securities are held directly by Diversified Partners.

(31) Pro rata distribution of 341 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 129 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(32) These securities are held directly by Diversified Associates, which is a limited partnership, and itself a partner of Diversified and Diversified-A.

(33) Pro rata distribution from EAB, of which the direct holder of such Common Stock is a partner.

(34) These securities are held directly by DLJ LBO Plans Management Corp.

(35) Pro rata distribution from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(36) These securities are held directly by DLJ Offshore Management N.V., which is a partner of Offshore Partners II.

(37) Pro rata distribution from DLJIP, of which the direct holder of such Common Stock is a partner.

(38) These securities are held directly by DLJ Investment Associates, L.P., which is a partnership, and itself a partner of DLJIP.

(39) Pro rata distribution from DLJIP, of which the direct holder of such Common Stock is a partner.

(40) These securities are held directly by DLJ Investment Partners, Inc.